Exhibit 99.3

SMART®
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number
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Form of Proxy - Annual General Meeting to be held on August 6, 2015
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the annual general meeting of shareholders (the “Meeting”) or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual General Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying Notice of Annual General Meeting and information circular of SMART Technologies Inc. (the “Corporation”) dated June 29, 2015 (the “Circular”) provided by Management.
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Proxies submitted must be received by 11:00 am, Mountain Time, on Tuesday, August 4, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta), before the beginning of any adjournment of the Meeting.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site: www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
015MYC

Appointment of Proxyholder
I/We, being holder(s) of the Corporation hereby appoint:
Michael J. Mueller, Chairman, or failing him, Neil Gaydon, President & CEO
OR
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Meeting to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1 on Thursday, August 6, 2015 at 11:00 AM (Mountain time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
1. Election of Directors
For Withhold
For Withhold
For Withhold
01. Neil Gaydon
02. Robert C. Hagerty
03. Gary Hughes
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04. Ian McKinnon
05. Michael J. Mueller
For Against
2. Adopt an Employee Share Ownership Plan
To approve the adoption of an employee share ownership plan; the complete text of which is set out in Appendix B to the Circular.
For Withhold
3. Appointment of Auditors
To appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors.
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Signature(s) Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
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Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.
Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
SMWQ 053664 AR2
015MZB